

Mail Stop 3628

September 15, 2009

Via Facsimile 416-777-4747 and U.S. Mail

Riccardo A. Leofanti, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5

> **Re: Cardiome Pharma Corp.**
> **Schedule TO-I**
> **Filed September 1, 2009**
> **File No. 5-60635**

Dear Mr. Leofanti:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit 99.(A)(1)(A)to the Schedule TO-I.

Schedule TO
Offer to Exchange
General

1. The price range you have set for the shares allows for a range of offering prices amounting to 20%. Please advise why the use of this broad range in a tender offer complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii), which requires that the offering document clearly set forth the price at which you are offering to purchase the shares. While we have permitted the use of a modified Dutch auction structure for

issuer tender offers, we believe the use of a reasonable range of potential offer prices is necessary to satisfy these requirements. Please revise or advise.

Documents Incorporated by Reference, page iii

2. You may incorporate by reference any document that you have filed with the Commission, but the document must be filed with rather than simply furnished to the Commission in order to be incorporated by reference. See Rule 12b-32. Please revise.

Cautionary Statement Regarding Forward Looking Statements, page iv

3. You appear to be referring to the safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, which do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise to clarify that the safe harbor for forward-looking statement contained in the Reform Act does not apply in the context of a tender offer. In addition, do not refer to the Reform Act in future filings or communications relating to this tender offer unless you clarify that the Act's safe harbor protections do not apply

Summary Term Sheet, page 1

4. Include a brief statement as to the accounting treatment of the offer, or explain supplementally why that information is not material in the context of this offer. See Item 1004(a)(1)(xi) of Regulation M-A.

Withdrawal Rights, page 14

5. Shareholders are entitled to withdraw their shares from the offer if you have not accepted the shares for payment within forty business days after you commenced the offer. See Rule 13e-4(f)(2)(ii). Please revise.

Conditions of the Offer, page 15

6. All conditions in a tender offer must be satisfied or waived on or before the expiration of the offer, rather than "at any time before the payment for any such common shares." Please revise the disclosure in the first paragraph of this section accordingly, or tell us why, under the circumstances of your offer, the current structure is acceptable. In this regard, we note that you are providing withdrawal rights after the expiration of the offer.

7. Refer to the first paragraph in this section. You state that you may terminate the offer if any of the listed events shall occur and you make a judgment that such event makes it inadvisable to proceed with the offer. If a listed offer condition is "triggered" by an

event (or non-event, depending on the nature of the condition at issue), you may not de facto waive the offer condition by failing to assert it. Please confirm your understanding in your response letter.

8. Refer to subparagraph (c)(iii). Since there are at least two wars or armed hostilities involving the United States underway at this time, clarify how this offer condition will apply under those circumstances.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions